File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

03 DEC 15 7:21

09 December 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

03045256

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Encl.

9 December 2003

Interim Results for the six months to 30 September 2003

STRONG FIRST HALF RESULTS

INCREASED OVERALL PROFITS FROM NON-REGULATED BUSINESSES

SEVERN TRENT WATER CONTINUES TO OUTPERFORM

Financial and operating highlights

Group

- Turnover up 11.0% to £1,006.0m (£906.0m)
- PBITA* up 11.7% to £234.5m (£210.0m); PBIT of £223.8m (£155.3m)
- Profit* before tax and goodwill amortisation up 14.6% to £151.1m (£131.8m)
- Net exceptional profit of £4.2m (charge of £41.4m); PBT of £140.4m (£77.1m)
- Adjusted basic EPS** up 12.5% to 34.1p (30.3p); Basic EPS of 31.1p (9.8p)
- Interim dividend increased by 2.5% to 17.77p (17.34p)
- Net debt £2,639m (£2,380m); interest costs up £5.2m to £83.4m

Severn Trent Water

- Turnover up 4.6% to £477.8m (£456.8m)
- IDOK price increase from April 2003 - contributed c. £8m to turnover
- PBITA* up 4.3% to £178.8m (£171.4m); PBIT of £186.2m (£171.4m)
- Management of costs continues
- £203m of capital investment; AMP3 regulatory outputs on track
- Exceptional profit from land and property sales of £8.7m

Non-Regulated Businesses

- Contributed 55% of Group turnover and 27% of Group PBITA*
- PBITA* up 32.7% to £65.7m (£49.5m); PBIT of £47.6m (loss of £5.2m)
- Acquisitions strengthen Biffa and Laboratories
- PBITA* contribution of £6.2m (loss of £0.6m) from Systems and Property, Engineering consultancy and Insurance

Biffa

- Turnover up 19.8% to £308.7m (£257.6m)
- PBITA* up 13.4% to £39.0m (£34.4m); PBIT of £24.6m (£26.1m)
- Hales contribution to PBITA* of £3.0m
- Hales integration: to date, timing is ahead of plan; exceptional costs of £4.5m

Services

- Turnover up 1.3% to £193.2m (£190.7m)
- PBITA* up 30.6% to £20.5m (£15.7m); PBIT of £16.8m (loss of £30.7m)
- P&K contribution to PBITA* of £1.8m

* excluding exceptional items ** excluding exceptional items and deferred tax

David Arculus, Chairman Severn Trent Plc, said:

"The Group has delivered a good overall performance in the first half of 2003/04, and I am particularly pleased with the increased contribution from the non-regulated businesses."

"These Group results, and our confidence in our core businesses, has led the Board to increase the interim dividend to 17.77p per share."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"These are a strong set of results demonstrating the benefits of a focused strategy and disciplined management."

"Severn Trent Water has continued its efforts to manage costs while benefiting from the IDOK. We believe that our preferred Business Plan for the AMP4 price review strikes the right balance between benefits to customers and adequate returns for investors."

"Biffa's underlying performance was good with profits 7.3% ahead half-year-on-half-year. I am also pleased with the progress of Services, which reflects the management actions taken."

"We believe that Biffa UK and Laboratories have competitive advantages in their markets."

"Our core businesses - Severn Trent Water, Biffa and Laboratories - give us a good platform for the future."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton or Tim Grey	Brunswick Group Ltd	020 7404 5959

Interim Results Presentation

There will be an interim results presentation at 9.30am on Tuesday 9 December 2003. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Interview with Group Chief Executive

An interview with Robert Walker, Group Chief Executive, Severn Trent Plc, will be available from 7.00am on Tuesday 9 December 2003 on the Severn Trent web site (www.severntrent.com) and the Cantos web site (www.cantos.com).

Chairman's statement

In this Interim Results announcement: PBIT is profit before interest and tax; PBITA is profit before interest, tax and goodwill amortisation; PBITA is PBITA excluding exceptional items; sales margins are based on PBITA*; PBTA* is profit before tax and goodwill amortisation but excluding exceptional items.*

The Severn Trent Group has delivered a good overall performance in the first half of 2003/04, with Group profit before tax, goodwill amortisation and exceptional items at £151.1m, an increase of 14.6%. Group profit before tax and exceptional items was £136.2m (£118.5m) and Group profit before tax was £140.4m (£77.1m).

Severn Trent Water has benefited from the IDOK and has continued its efforts to manage costs; its PBITA* was up 4.3% to £178.8m. The Group's non-regulated businesses increased their PBITA* by 32.7% to £65.7m, being 27% of the Group's PBITA*. Biffa's PBITA* was £39.0m, up 13.4%, including the first time contribution from the acquisition of Hales. Services PBITA* was up 30.6% to £20.5m, including the first time contribution from the acquisition of P&K Microbiology Services. Overall, Systems and Property, Engineering consultancy and Insurance increased their PBITA* to £6.2m (loss of £0.6m). The main driver of this increased profit was Property which contributed a PBITA* of £4.9m (loss of £1.1m).

There was a net exceptional profit of £4.2m in the half-year, representing an £8.7m profit from the sale of fixed assets offset by a £4.5m charge for Hales integration costs.

The Board currently expects that the proportion of the Group's full year PBTA* arising in the first half-year will be greater in 2003/04 than it was in 2002/03 (see Outlook).

Dividend

The Board has increased the interim dividend by 2.5% to 17.77 pence per share (17.34 pence) to be paid on 6 April 2004.

Operational Review

Water and sewerage

Turnover from water and sewerage increased by 4.6% to £477.8m. The price increases resulting from the IDOK award in December 2002 were implemented from April 2003 and have benefited turnover in the first half of 2003/04 by c. £8m.

PBITA* was up 4.3% to £178.8m. Goodwill amortisation was £1.3m (nil) - being the write down of goodwill. PBIT excluding exceptional items was £177.5m (£171.4m). Including an exceptional profit from the sale of fixed assets (land and property) of £8.7m, PBIT was £186.2m (£171.4m). Given its magnitude, the profit from the sale of fixed assets was not treated as exceptional in 2002/03. There is an additional pension charge of £1.1m for water and sewerage in the first half of 2003/04 to reflect the valuation of pension schemes (see Financial Review - pensions).

The programme for delivering gross operating cost efficiencies in Severn Trent Water has continued to make good progress.

Direct operating costs in the first half of 2003/04 (excluding corporate management charges) of Severn Trent Water were £178.0m, a reduction in real terms of £0.3m, or 0.2%. Excluding the impact of inflation, gross operating cost efficiencies in the first half of 2003/04 amounted to £5.9m although these efficiencies were offset by cost pressures of £5.6m.

At 30 September 2003, total AMP3 gross operating cost efficiencies amounted to around £67m, some £19m ahead of the OFWAT target, but were offset by cost pressures amounting to around £57m. Total AMP3 gross operating cost efficiencies are expected to amount to around £75m in 2004/05, although there will be offsetting cost pressures.

Severn Trent Water continued to deliver efficiencies against its investment programme of approximately £2 billion for the five-year period 2000/01 to 2004/05. The programme is expected to deliver average capex efficiencies over the AMP3 period of around 5% as measured against the RPI index or around 12% as measured against the Construction Output Price Index. In the first half of 2003/04, approximately £203m was invested; the delivery of the AMP3 regulatory outputs is on track. Severn Trent Water believes that the timely and complete delivery of its capital programme is part of its regulatory contract and its obligations to customers. Severn Trent Water has delivered high levels of performance in terms of customer service and drinking water and wastewater quality.

Profit from the sale of fixed assets was £8.7m (£2.0m), arising from the sale of land and property. In previous years the profit from the sale of fixed assets has been included within (and has therefore reduced) the operating costs of Severn Trent Water. In this half-year, as the profit from the sale of fixed assets is significantly larger than in the first half of last year, the continuance of this treatment would unduly flatter the half-year-on-half-year trends. Thus the figures for operating costs (as set out above) have been determined excluding any benefit from fixed asset disposals for both 2003/04 and previous years.

In August 2003 Severn Trent Water submitted its draft AMP4 business plan to OFWAT. This plan sets out the proposed investment plans for the period 2005 to 2010, taking into account the state of existing assets and new legislation which has to be met. Extracts from the draft business plan are available on the Severn Trent Water web site (www.stwater.co.uk).

The water and sewerage networks need further significant investment to cope with the increased variability in both supply and demand that are expected to occur, due in part to the impact of climate change. In addition, further investment will be needed to meet the requirements of the new UK and European legislation and obligations to reduce sewerage flooding. Severn Trent Water's business plan also takes into account increases in operating costs.

It is important that the AMP4 price review recognises the need to provide an adequate return and incentives for equity investors.

Waste management

Waste management's turnover increased by 19.8% to £308.7m, benefiting from the first time contribution from the acquisition of Hales. Turnover in the UK increased by 20.4% to £278.7m, while Belgian turnover increased by 14.9% to £30.0m.

Biffa's PBITA* (including Biffa Belgium) was up 13.4% to £39.0m. Goodwill amortisation was £9.9m (£8.3m). There was an exceptional charge of £4.5m for Hales integration costs. PBIT was £24.6m (£26.1m). There is an additional pension charge of £1.0m for waste management in the first half of 2003/04 to reflect the valuation of pension schemes (see Financial Review - pensions).

On 19 June 2003 Biffa acquired Hales from RMC (UK) Limited for approximately £126m and paid approximately £15m (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales business, being a total consideration of approximately £141m (excluding transaction costs). In the first half of 2003/04, Hales contributed an estimated £3.0m to waste management's PBITA*.

Biffa is pleased with the acquisition of Hales. The integration process is proceeding well and to date the timing is ahead of plan. The anticipated cost of integrating the Hales business into Biffa remains as originally estimated at around £10m, with targeted synergies of around £7.5m per annum.

Excluding the impact of acquisitions (Hales £3.0m, other acquisitions £0.1m) and of increased pension charges, waste management's PBITA* was up by 7.3% compared to the first half of last year.

The results for the first half-year include the costs of settling a legal dispute and an insurance credit (of a broadly similar scale). These two items have been allocated to UK central costs so as to provide more comparable figures, half-year-on-half-year, for the three UK business units of Collection, Landfill and Special Waste.

In the first half of 2003/04, Collection turnover in the UK increased to £171.8m (£134.9m). For industrial/commercial within Collection, excluding the estimated impact of Hales, volumes were down by around 2%, but unit revenues were up by around 7%. The Collection division contributed a PBITA* of £26.0m (£22.3m), up 16.6%. Sales margins were lower at 15.1% (16.5)%, in part reflecting the inclusion of the lower margin Hales business. Excluding the estimated contribution from Hales, Collection's PBITA* was up by around 3%.

Landfill turnover in the UK was up 11.7% to £83.1m. Excluding the estimated impact of Hales, Landfill volumes were up by around 5%, but unit revenues (excluding Landfill Tax) were down by around 1%, reflecting a change in the mix of sites. Landfill's PBITA in the first half-year benefited from a higher level than expected of better margin special and contaminated waste work. PBITA* from the Landfill division was up 12.7% to £16.9m (£15.0m). Excluding the estimated contribution from Hales, Landfill's PBITA* was up by around 7%.

The Special Waste division in the UK, which includes the important power generation activity, delivered a 7.2% increase in turnover to £23.8m and contributed PBITA* of £3.3m (£2.4m). Excluding the estimated contribution from Hales, Special Waste's PBITA* was up by around £0.7m. Biffa has interests in around 80MW of electricity generation in the UK (including from Biffa sites leased to third parties).

In Belgium, turnover increased by 14.9% to £30.0m. Following a change in Belgian legislation, turnover in 2003/04 is now reported gross of the recovery for environmental taxes (this is consistent with the treatment in the UK); excluding this change, Belgium's turnover would have been up by around 10%. Biffa Belgium's PBITA was £1.3m (£1.3m).

Services

Services' turnover increased by 1.3% to £193.2m. Some 80% of Services turnover arose in the USA. Excluding the impact of exchange rates, Services' turnover increased by around 7%.

Services' PBITA* increased by 30.6% to £20.5m, driven by improved contributions from Water Purification and Operating Services and the first time contribution of £1.8m from P&K Microbiology Services. Excluding the impact of exchange rates, PBITA* increased by around 33%. Goodwill amortisation was £3.7m (£5.0m). There were no exceptional items in the half-year (charge of £41.4m). PBIT was £16.8m (loss of £30.7m).

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into Services' results, Services' sales margin increased to 7.9% (5.7%).

On 4 April 2003 Laboratories acquired P&K Microbiology Services, a microbiology and mycology testing business based in New Jersey. P&K gives Laboratories a leading position in the expanding mould testing market in the USA providing further opportunities for profitable growth.

Turnover in Laboratories, the largest business within Services, was up 0.3% to £88.9m, with turnover in the USA (in US$) up by around 7% and turnover in the UK (in £) down by around 1%. Over 80% of Laboratories' turnover arose in the USA. Laboratories' sales margins were up half-year-on-half-year, benefiting from the inclusion of P&K.

Water Purification's turnover increased by 0.8% to £39.6m. Cost reductions have been implemented and improvements have been delivered; the resulting gains in the second half of 2002/03 have continued into 2003/04 and are reflected in Water Purification's improved performance compared to the first half of last year.

Turnover in Operating Services increased by 3.0% to £64.7m. Contract operations delivered organic turnover growth of around 3%. Operating Services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £5.2m (£4.8m) of PBITA to the results of Operating Services.

In November 2003, the C2C Consortium, established by Severn Trent, Costain and Arup was selected by the Ministry of Defence as the preferred bidder for Package C of Project Aquatrine. This contract would commence in the second half of 2004/05.

Systems and Property, Engineering consultancy and Insurance

Total turnover for Systems increased to £30.6m (£28.5m). Systems' PBIT (and PBITA*) was £0.7m (£0.5m).

Total turnover from Property, Engineering consultancy and Insurance was £43.0m (£16.8m) generating PBIT (and PBITA*) of £5.5m (loss of £1.1m). The main driver of this increased profit was Property which contributed a PBITA* of £4.9m (loss of £1.1m).

Overall, Systems and Property, Engineering consultancy and Insurance increased their PBITA* to £6.2m (loss of £0.6m).

Financial Review

Group Results

Group turnover was £1,006.0m (£906.0m), an increase of 11.0% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses which benefited from the acquisitions made in the half-year. The turnover of the non-regulated businesses increased by 16.6% to £575.5m (£493.6m), representing 54.6% (51.9%) of the Group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 4.6% to £477.8m (£456.8m).

Goodwill amortisation was £14.9m (£13.3m). There was a net exceptional profit of £4.2m (loss of £41.4m) - see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was up 11.7% to £234.5m (£210.0m). The water and sewerage business was up by 4.3% to £178.8m (£171.4m). The Group's non-regulated businesses in total were up 32.7% to £65.7m (£49.5m), representing 26.9% (22.4%) of the Group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £219.6m (£196.7m). Group profit before interest and tax was £223.8m (£155.3m).

After interest charges of £83.4m (£78.2m), Group profit before tax, goodwill amortisation and exceptional items was up 14.6% to £151.1m (£131.8m). Group profit before tax and exceptional items was £136.2m (£118.5m), an increase of 14.9%. Group profit before tax was £140.4m (£77.1m).

The total tax charge for the half-year was £33.5m (£43.0m) of which current tax represented £20.1m (£14.2m) and deferred tax was £13.4m (£28.8m). Minority interests were £0.1m (£0.3m). Profit after tax and minority interests was £106.8m (£33.8m).

Basic earnings per share were 31.1 pence (9.8 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 34.1 pence (30.3 pence), an increase of 12.5%.

Operating activities generated a net cash inflow of £398.0m. The main cash outflows were capital expenditure and financial investment of £238.4m, equity dividends of £59.5m and net financing costs of £78.5m. The increase in net debt was £133.7m.

Net debt at 30 September 2003 was £2,639m (£2,380m). Gearing, reflecting the provision for deferred tax, was 117% (106%). The Group's net interest charge was covered 4.6 times (4.5 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There was a net exceptional profit in the half-year of £4.2m comprising the net of:

- an £8.7m profit from the sale of fixed assets, arising from the sale of land and property by Severn Trent Water. Given its magnitude, the profit from the sale of fixed assets was not treated as exceptional in 2002/03.

- a charge of £4.5m in waste management for Hales integration costs.

The total Hales integration costs are estimated at around £10m. Having charged £4.5m of the Hales integration costs in the first half-year, the balance is expected to be charged in subsequent periods. However, the requirements of FRS12 may prevent all of the Hales integration costs being charged in 2003/04.

In the first half of last year there was an exceptional charge of £41.4m representing a write down for impairment in the net book value of some businesses within Services (this impairment charge was increased to £46.8m in the full year of 2002/03).

Taxation

The charge for current tax was £20.1m (£14.2m), of which £1.3m was attributable to exceptional items. The current tax charge of £18.8m attributable to profit after interest and goodwill amortisation but before tax and exceptional items is an effective rate of 13.8% (12.0%). The current tax rate has benefited from an adjustment in respect of prior periods.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2003/04.

The Group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

Formal actuarial valuations are being undertaken for the STMIPS as at 31 March 2003 and for the UKWPS as at 6 April 2003. Given the deterioration in the funding position of these two schemes since their previous formal actuarial valuations, there is an additional pension charge of £2.3m for the Group in the first half of 2003/04 to reflect the estimated results of these valuations.

The pension charges for the STWPS and the STSSPS are based on their last formal actuarial valuations as at 31 March 2001 which in total, at that time, had a net surplus. The next formal actuarial valuations for these two schemes must be undertaken as at a date that is no later than 31 March 2004. On an FRS17 basis, as at 31 March 2003, the estimated net position (before amounts irrecoverable and deferred tax) of the STWPS and STSSPS combined was a deficit of the order of around £300m. If the value of investments has not improved relative to liabilities at the time of the next formal valuations of the STWPS and the STSSPS, such valuations would be expected to result in a significant increase in the Group's pension charge.

For further information on the Group's pension and retirement benefits, see Severn Trent's Annual Report and Accounts 2003.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 30 September 2003, interest rates for some 72% of the Group's net debt of £2,639m were so fixed. In addition, the Group had £90m of forward start interest rate swaps (floating to fixed) that commence during 2003/04 and 2004/05, but after 30 September 2003.

Supplementary Information

For supplementary information, including the Group's interim results presentation, see the Severn Trent web site (www.severntrent.com).

Outlook

The Board expects Severn Trent Water to continue to outperform its regulatory contract and Biffa and Laboratories to have a solid second half. However, the Board currently expects that the proportion of the Group's full year PBTA* arising in the first half-year will be greater in 2003/04 than it was in 2002/03. Half year and full year comparisons of 2003/04 and 2002/03 are complicated by a number of factors, including:

- In the second half of 2002/03 there was a net one-off income gain in Severn Trent Water of £3.7m, mainly due to a catch up of a backlog of meter readings.

- In the first half year of 2003/04, there has been a significant increase, half-year-on-half-year, in the contribution from Systems and Property, Engineering consultancy and Insurance. Their PBITA* in the first half was £6.2m (loss of £0.6m).

- The profit from the sale of fixed assets is being treated as exceptional in 2003/04. However, given its magnitude, in previous years such profit was not treated as exceptional. In 2002/03, the profit from the sale of fixed assets was second half weighted, viz: £2.0m in the first half and £4.3m in the second half.

For the longer term, the Board believes that Biffa UK and Laboratories have competitive advantages in their markets. Overall, the Group's core businesses - Severn Trent Water, Biffa and Laboratories - provide a good platform for the future.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2003

	Notes	**Unaudited 6 months to 30 Sept 2003 £m**	Unaudited 6 months to 30 Sept 2002 £m	Audited Year ended 31 Mar 2003 £m
Turnover: group and share of joint ventures		**1,007.4**	908.1	1,855.8
Less: share of joint ventures' turnover		**(1.4)**	(2.1)	(3.8)
Continuing operations		**971.4**	906.0	1,852.0
Acquisitions		**34.6**	-	-
Turnover	2	**1,006.0**	906.0	1,852.0
Operating costs before goodwill amortisation and exceptional items		**(777.3)**	(701.1)	(1,453.0)
Goodwill amortisation		**(14.9)**	(13.3)	(25.2)
Exceptional integration costs	3	**(4.5)**	-	-
Exceptional impairment of fixed assets	3	**-**	(41.4)	(46.8)
Exceptional contract provision release	3	**-**	-	6.0
Total operating costs		**(796.7)**	(755.8)	(1,519.0)
Operating profit/(loss)				
Continuing operations		**210.7**	150.2	333.0
Acquisitions		**(1.4)**	-	-
		209.3	150.2	333.0
Share of operating profit of joint ventures and associates		**5.8**	5.1	10.8
Exceptional profit on disposal of fixed assets	3&4	**8.7**	-	-
Profit before interest, goodwill amortisation and exceptional items	2	**234.5**	210.0	409.8
Goodwill amortisation	2	**(14.9)**	(13.3)	(25.2)
Profit before interest and exceptional items	2	**219.6**	196.7	384.6
Exceptional costs	2	**(4.5)**	(41.4)	(46.8)
Exceptional profits	2	**8.7**	-	6.0
Profit before interest	2	**223.8**	155.3	343.8
Net interest payable		**(83.4)**	(78.2)	(159.4)
Profit after interest before goodwill amortisation and exceptional items		**151.1**	131.8	250.4
Goodwill amortisation		**(14.9)**	(13.3)	(25.2)
Profit after interest before exceptional items		**136.2**	118.5	225.2
Exceptional items	2&3	**4.2**	(41.4)	(40.8)
Profit on ordinary activities before taxation		**140.4**	77.1	184.4
Taxation on profit on ordinary activities				
- current tax	5	**(20.1)**	(14.2)	(24.8)
- deferred tax	5	**(13.4)**	(28.8)	(59.5)
Total taxation	5	**(33.5)**	(43.0)	(84.3)
Profit on ordinary activities after taxation		**106.9**	34.1	100.1
Equity minority interests		**(0.1)**	(0.3)	(0.9)
Profit for the financial period		**106.8**	33.8	99.2
Dividends	8	**(61.1)**	(59.6)	(157.6)
Retained profit/(loss)		**45.7**	(25.8)	(58.4)
Earnings per share (pence)				
Basic	7	**31.1**	9.8	28.9
Diluted	7	**31.0**	9.8	28.8
Adjusted basic before exceptional				

items and deferred tax	7	**34.1**	30.3	58.1
Adjusted diluted before exceptional items and deferred tax	7	**34.0**	30.2	57.9

There is no difference between the profit on ordinary activities before taxation and the retained profit/loss for the financial periods stated above, and their historical cost equivalent.

Group balance sheet
At 30 September 2003

	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2002 £m	Audited 31 Mar 2003 £m
Fixed assets			
Intangible assets - goodwill	**508.1**	416.7	401.5
Tangible assets	**5,169.3**	4,918.3	5,048.6
Investments in joint ventures:			
Share of gross assets	**6.4**	4.5	3.1
Share of gross liabilities	**(6.0)**	(3.7)	(2.6)
Loans to joint ventures	**9.4**	4.2	4.7
	9.8	5.0	5.2
Investments in associates	**16.9**	17.1	17.6
Other investments	**6.9**	5.6	7.7
Total Investments	**33.6**	27.7	30.5
	5,711.0	5,362.7	5,480.6
Current assets			
Stocks	**93.3**	101.9	91.0
Debtors	**480.4**	420.4	423.2
Short-term deposits	**31.6**	42.2	25.7
Cash at bank and in hand	**48.8**	36.7	43.2
	654.1	601.2	583.1
Creditors: amounts falling due within one year	**(1,303.0)**	(1,213.8)	(1,219.2)
Net current liabilities	**(648.9)**	(612.6)	(636.1)
Total assets less current liabilities	**5,062.1**	4,750.1	4,844.5
Creditors: amounts falling due after more than one year	**(2,239.8)**	(1,995.4)	(2,101.6)
Provisions for liabilities and charges	**(559.0)**	(502.3)	(523.1)
Net assets	**2,263.3**	2,252.4	2,219.8
Capital and reserves			
Called up share capital	**225.1**	224.4	224.4
Share premium account	**33.0**	28.3	28.7
Capital redemption reserve	**156.1**	156.1	156.1
Profit and loss account	**1,846.9**	1,841.8	1,808.4
Total equity shareholders' funds	**2,261.1**	2,250.6	2,217.6
Minority shareholders' interest (equity)	**2.2**	1.8	2.2
	2,263.3	2,252.4	2,219.8

Group cash flow statement
Six months ended 30 September 2003

	Notes	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2002 £m	Audited 31 Mar 2003 £m	Audited 31 Mar 2003 £m
Net cash inflow from operating activities	10		**398.0**		374.3		682.7
Dividends received from associates and joint ventures			**1.5**		1.4		1.6
Returns on investments and servicing of finance			**(78.5)**		(77.0)		(146.7)
Taxation			**(5.8)**		(4.9)		(14.3)
Capital expenditure and financial investment			**(238.4)**		(204.3)		(454.0)
Acquisitions			**(155.4)**		(9.8)		(11.5)
Equity dividends paid			**(59.5)**		(59.4)		(157.5)
Net cash (outflow)/inflow before use of liquid resources and financing			**(138.1)**		20.3		(99.7)
Management of liquid resources			**(5.9)**		(23.0)		(6.5)
Financing							
Increase in debt		**142.3**		5.2		114.1	
Issue of shares		**5.0**		3.0		3.3	
			147.3		8.2		117.4
Increase in cash			**3.3**		5.5		11.2

Reconciliation of net cash flow to movement in net debt

	Notes	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2002 £m	Audited 31 Mar 2003 £m
Increase in cash (as above)		**3.3**	5.5	11.2
Cash flow from movement in net debt and financing		**(142.3)**	(5.2)	(114.1)
Cash flow from movement in liquid resources		**5.9**	23.0	6.5
Change in net debt resulting from cash flows		**(133.1)**	23.3	(96.4)
Net debt assumed with acquisitions		**-**	-	(0.4)
Movement in rolled up interest on finance leases		**2.2**	0.8	1.3
Currency translation differences		**1.9**	5.1	2.6
Other non cash items		**(4.7)**	2.4	(1.0)
(Increase)/decrease in net debt		**(133.7)**	31.6	(93.9)
Opening net debt		**(2,505.6)**	(2,411.7)	(2,411.7)
Closing net debt	9	**(2,639.3)**	(2,380.1)	(2,505.6)

Statement of total recognised gains and losses
Six months ended 30 September 2003

	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2002 £m	Audited 31 March 2003 £m
Profit for the financial period			
- group	**105.9**	32.7	97.3
- joint ventures	**0.4**	0.2	0.5
- associates	**0.5**	0.9	1.4
Total profit for the financial period	**106.8**	33.8	99.2
Currency translation differences	**(7.2)**	(20.6)	(21.3)
Total recognised gains and losses for the period	**99.6**	13.2	77.9

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2003

	Unaudited 30 Sept 2003 £m	Unaudited 30 Sept 2002 £m	Audited 31 Mar 2003 £m
Profit for the financial period	**106.8**	33.8	99.2
Dividends	**(61.1)**	(59.6)	(157.6)
	45.7	(25.8)	(58.4)
Other recognised gains and losses relating to the period	**(7.2)**	(20.6)	(21.3)
Shares issued	**5.0**	3.0	3.3
Net addition to/(reduction in) shareholders' funds	**43.5**	(43.4)	(76.4)
Opening shareholders' funds	**2,217.6**	2,294.0	2,294.0
Closing shareholders' funds	**2,261.1**	2,250.6	2,217.6

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2003 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2003, as set out in the financial statements of the group.

The comparative figures for the year ended 31 March 2003 and other financial information contained therein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2003, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
	2003	2002	**2003**	2002	**2003**	2002
Six months ended 30 September	**£m**	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**477.8**	456.8	**-**	-	**477.8**	456.8
Waste management	**278.7**	231.5	**30.0**	26.1	**308.7**	257.6
Services	**29.8**	25.9	**163.4**	164.8	**193.2**	190.7
Systems	**24.6**	24.9	**6.0**	3.6	**30.6**	28.5
Property, Engineering consultancy and Insurance	**43.0**	16.8	**-**	-	**43.0**	16.8
Inter segment trading	**(46.8)**	(44.2)	**(0.5)**	(0.2)	**(47.3)**	(44.4)
	807.1	711.7	**198.9**	194.3	**1,006.0**	906.0
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**178.8**	171.4	**-**	-	**178.8**	171.4
Waste management	**37.7**	33.1	**1.3**	1.3	**39.0**	34.4
Services	**2.1**	1.3	**18.4**	14.4	**20.5**	15.7
Systems	**0.5**	0.8	**0.2**	(0.3)	**0.7**	0.5
Property, Engineering consultancy and Insurance	**5.5**	(1.1)	**-**	-	**5.5**	(1.1)
Unrealised profit on inter segment trading	**(1.2)**	(1.3)	**-**	-	**(1.2)**	(1.3)
Corporate overheads	**(8.8)**	(9.6)	**-**	-	**(8.8)**	(9.6)
	214.6	194.6	**19.9**	15.4	**234.5**	210.0
Goodwill amortisation	**(11.5)**	(8.6)	**(3.4)**	(4.7)	**(14.9)**	(13.3)
Group profit before interest and exceptional items						
Water and sewerage	**177.5**	171.4	**-**	-	**177.5**	171.4
Waste management	**27.9**	24.9	**1.2**	1.2	**29.1**	26.1
Services	**1.7**	0.9	**15.1**	9.8	**16.8**	10.7
Systems	**0.5**	0.8	**0.2**	(0.3)	**0.7**	0.5
Property, Engineering consultancy and Insurance	**5.5**	(1.1)	**-**	-	**5.5**	(1.1)
Unrealised profit on inter segment trading	**(1.2)**	(1.3)	**-**	-	**(1.2)**	(1.3)
Corporate overheads	**(8.8)**	(9.6)	**-**	-	**(8.8)**	(9.6)
	203.1	186.0	**16.5**	10.7	**219.6**	196.7
Exceptional items						
Exceptional profit on disposal of fixed assets - Water and sewerage	**8.7**	-	**-**	-	**8.7**	-
Exceptional integration costs - Waste management	**(4.5)**	-	**-**	-	**(4.5)**	-
Exceptional impairment of fixed assets - Services	**-**	(3.1)	**-**	(38.3)	**-**	(41.4)
	4.2	(3.1)	**-**	(38.3)	**4.2**	(41.4)
Group profit before interest						
Water and sewerage	**186.2**	171.4	**-**	-	**186.2**	171.4
Waste management	**23.4**	24.9	**1.2**	1.2	**24.6**	26.1
Services	**1.7**	(2.2)	**15.1**	(28.5)	**16.8**	(30.7)
Systems	**0.5**	0.8	**0.2**	(0.3)	**0.7**	0.5
Property, Engineering consultancy and Insurance	**5.5**	(1.1)	**-**	-	**5.5**	(1.1)
Unrealised profit on inter segment trading	**(1.2)**	(1.3)	**-**	-	**(1.2)**	(1.3)
Corporate overheads	**(8.8)**	(9.6)	**-**	-	**(8.8)**	(9.6)
	207.3	182.9	**16.5**	(27.6)	**223.8**	155.3

The segmental analysis includes the following amounts in respect of businesses acquired during the six months to 30 September 2003:

	Turnover			Operating profit		
	United Kingdom	Other - principally USA & Europe	**Total**	United Kingdom	Other - principally USA & Europe	**Total**
	£m	£m	**£m**	£m	£m	**£m**
Waste management	31.1	-	**31.1**	(3.0)	-	**(3.0)**
Services	-	3.5	**3.5**	-	1.6	**1.6**
Total	31.1	3.5	**34.6**	(3.0)	1.6	**(1.4)**

Waste management and Services' operating profit in the table above is after charging goodwill amortisation of £1.6 million and £0.2 million respectively, and in relation to Waste management is after charging £4.5 million of exceptional integration costs (see below).

3 Exceptional Items

Exceptional profit on disposal of fixed assets in the half year to 30 September 2003 of £8.7 million relates to the disposal of land and property by Severn Trent Water (see note 4 below).

Exceptional costs in the half year to 30 September 2003 of £4.5 million relate to the costs of integrating the acquired Hales business with Biffa Waste Services.

Exceptional costs in the half year to 30 September 2002 related to a £41.4 million exceptional charge for the impairment of fixed assets in Severn Trent Services. £37.8 million of this impairment charge was a write down of goodwill, the remaining £3.6 million was a write down of tangible fixed assets. Exceptional costs in the full year to 31 March 2003 related to a £46.8 million exceptional charge for the impairment of fixed assets in Severn Trent Services; being a revision of the half-year estimate above. £42.5 million of this impairment charge was a write down of goodwill, the remaining £4.3 million was a write down of tangible fixed assets. The impairments were determined in accordance with FRS 11 'Impairment of fixed assets and goodwill'. The impairment restated the relevant assets to value in use using a pre-tax discount rate of 10%.

The exceptional contract provision release of £6.0 million in the full year to 31 March 2003 related to the release of part of a £25.0 million exceptional charge made in 2001/02 in respect of certain Systems CIS-Open Vision contracts in the USA.

4 Profit on disposal of fixed assets

Profits on disposal of fixed assets, expressed on a like for like basis, comprising only sales of land and property, have arisen as follows in the reported periods:

	Unaudited Six months to 30 Sept 2003	Unaudited Six months to 30 Sept 2002	Audited Year ended 31 Mar 2003
	£m	£m	£m
Profits on disposal of fixed assets	**8.7**	2.0	6.3

In the current period, profits on disposal of fixed assets amounting to £8.7 million have been shown separately as exceptional on the face of the profit and loss account, after operating profit, due to the materiality of the amounts involved. In previous periods such profits on

disposal (shown above) were not treated as exceptional and were reported within operating costs, given their relative magnitude.

Changes in analysis

(i) In prior periods, profits on disposal of fixed assets other than land and property were also reported within operating costs as part of a total figure for profits on disposals of fixed assets. Because they are now regarded more appropriately as minor adjustments to depreciation, £0.3 million of such items in the current period have been included within the depreciation charge. £0.3 million of such profits arose in the six months to 30 September 2002 and £0.2 million in the year to 31 March 2003.
(ii) Profits on disposal of fixed assets in the six months to 30 September 2002 were previously reported at £1.5 million. If stated on a basis consistent with the current period, the total amount of profits on disposal of fixed assets would be £2.0 million (as shown above).

As such changes in analysis are not material for the group and would have no impact on the overall profit or cash flow of the group in prior periods, no changes have been effected to comparative figures.

5 Taxation

	Six months ended 30 Sept 2003 £m	Six months ended 30 Sept 2002 £m
Current tax		
UK corporation tax at 30%	**23.6**	15.4
UK corporation tax prior year	**(4.8)**	(3.0)
Double tax relief	**(0.4)**	(0.4)
Overseas tax	**1.1**	1.5
Share of tax charges of joint ventures and associates	**0.6**	0.7
	20.1	14.2
Deferred taxation	**13.4**	28.8
	33.5	43.0

Included within UK corporation tax in the six months to 30 September 2003, is a £1.3 million charge related to exceptional items arising in the period. No tax was attributable to the exceptional items which arose in the six months to September 2002.

6 Acquisitions

The Group made the following acquisitions in the period:

On 19 June 2003, Biffa (the Group's waste management business) acquired Hales from RMC (UK) Ltd. The provisional fair value of consideration (including the costs of acquiring from ING vehicles and equipment used in the business and transaction costs) was £146.4 million. The provisional fair value of net assets acquired was £30.9 million, giving rise to a provisional figure for purchased goodwill of £115.5 million.

The Group also made some smaller acquisitions in the period. The total provisional fair values attributable to these businesses were consideration of £10.2 million, net assets acquired £0.8 million and goodwill £9.4 million.

The contribution to turnover and operating profit of these acquisitions, post exceptional integration costs, are set out in note 2.

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 September 2003		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	106.8	343.7	31.1
Effect of dilutive options	-	1.4	(0.1)
Diluted earnings per share	106.8	345.1	31.0
Adjusted earnings per share			
Basic earnings per share	106.8	343.7	31.1
Effect of:			
Exceptional integration costs	3.2	-	0.9
Exceptional profit on disposal of fixed assets	(6.1)	-	(1.8)
Exceptional impairment of fixed assets	-	-	-
Deferred tax	13.4	-	3.9
Adjusted basic earnings per share before exceptional items and deferred tax	117.3	343.7	34.1
Diluted earnings per share	106.8	345.1	31.0
Effect of:			
Exceptional integration costs	3.2	-	0.9
Exceptional profit on disposal of fixed assets	(6.1)	-	(1.8)
Exceptional impairment of fixed assets	-	-	-
Deferred tax	13.4	-	3.9
Adjusted diluted earnings per share before exceptional items and deferred tax	117.3	345.1	34.0

	Six months ended 30 September 2002		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	33.8	343.2	9.8
Effect of dilutive options	-	1.4	-
Diluted earnings per share	33.8	344.6	9.8
Adjusted earnings per share			
Basic earnings per share	33.8	343.2	9.8
Effect of:			
Exceptional integration costs	-	-	-
Exceptional profit on disposal of fixed assets	-	-	-
Exceptional impairment of fixed assets	41.4	-	12.1
Deferred tax	28.8	-	8.4
Adjusted basic earnings per share before exceptional items and deferred tax	104.0	343.2	30.3
Diluted earnings per share	33.8	344.6	9.8
Effect of:			
Exceptional integration costs	-	-	-
Exceptional profit on disposal of fixed assets	-	-	-
Exceptional impairment of fixed assets	41.4	-	12.0
Deferred tax	28.8	-	8.4
Adjusted diluted earnings per share before exceptional items and deferred tax	104.0	344.6	30.2

8 Interim Dividend

The Board has declared an interim dividend of 17.77p per ordinary share (2002: 17.34p) to be paid on 6 April 2004. The shares will be traded 'ex-dividend' with effect from 17 December 2003.

The cost of the interim dividend amounts to £61.1m (2002: £59.6m).

9 Analysis of net debt

	30 Sept 2003	30 Sept 2002	31 March 2003
	£m	£m	£m
Cash at bank and in hand	**48.8**	36.7	43.2
Short-term deposits	**31.6**	42.2	25.7
Overdrafts	**(32.1)**	(28.5)	(31.8)
Debt due within one year	**(501.8)**	(502.9)	(500.4)
Debt due after one year	**(1,681.8)**	(1,467.5)	(1,581.1)
Finance leases due within one year	**(10.2)**	(4.4)	(5.4)
Finance leases due after one year	**(493.8)**	(455.7)	(455.8)
Net debt	**(2,639.3)**	(2,380.1)	(2,505.6)

10 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2003	Six months ended 30 Sept 2002
	£m	£m
Operating profit	**209.3**	150.2
Depreciation charge	**151.3**	144.2
Amortisation of goodwill	**14.9**	13.3
Exceptional impairment of fixed assets	**-**	41.4
Profit on sale of tangible fixed assets*	**-**	(1.5)
Deferred income movement	**(1.6)**	(2.6)
Provisions for liabilities and charges	**12.3**	8.0
Utilisation of provisions for liabilities and charges	**(11.2)**	(16.3)
Movement in working capital	**23.0**	37.6
Net cash inflow from operating activities	**398.0**	374.3

* See note 4.

11 Interim Statement

The interim report and accounts were approved by the Board of Directors on 8 December 2003.

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

12 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very

nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Independent review report to Severn Trent Plc

Introduction

We have been instructed by the company to review the interim financial information which comprises the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. The report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
9 December 2003

Notes

(a) The maintenance and integrity of the Severn Trent Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

ENDS